Exhibit 2.1

Sunset Financial Resources, Inc.

September 29, 2006

Alesco Financial Trust

Cira Centre

2929 Arch Street, 17th Floor

Philadelphia, PA 19104

Gentlemen:

We are parties to an Amended and Restated Agreement and Plan of Merger, dated as of July 20, 2006, as amended by the letter agreement dated September 5, 2006 (the “Agreement”). In accordance with our discussions, we have reached the following agreements regarding the Agreement. Capitalized terms not otherwise defined herein shall have the meanings set forth in the Agreement.

1. The Exchange Ratio shall be 1.26, subject to adjustment as provided in Section 2.1(d) of the Agreement. The Exchange Ratio shall not be subject to adjustment based on the Peerless loan.

2. The Company shall not make any awards under the Long-Term Incentive Plan until such time as the post-Merger Company has issued additional equity for an aggregate price of at least $75 million.

3. Except as explicitly set forth herein, the Agreement shall remain in full force and effect.

If the foregoing accurately reflects our agreements, please sign below. This letter may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party. Facsimile transmission of any signed original document shall be deemed the same as delivery of an original.

Very truly yours, SUNSET FINANCIAL RESOURCES, INC.

By:	/s/ Stacy M. Riffe
Name: Stacy M. Riffe Title: CEO

JAGUAR ACQUISITION, INC.

By:	/s/ Stacy M. Riffe
Name: Stacy M. Riffe Title: President

Accepted and agreed as of

the date first set forth above

ALESCO FINANCIAL TRUST

By:	/s/ John J. Longino
Name: John J. Longino Title: CFO and Treasurer